LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2011	rpomerenk@luselaw.com

April 15, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Michael Seaman, Special Counsel

Re:	Poage Bankshares, Inc.:
Registration Statement on Form S-1, File No. 333-172192

Dear Mr. Seaman:

On behalf of Poage Bankshares, Inc. (the “Company”), the proposed holding company of Home Federal Savings and Loan Association (the “Bank”), and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the staff’s comment letter dated March 10, 2011, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The Amended S-1 has been black-lined to reflect changes from the original filing.

1.	The financial statements have been updated through December 31, 2010, as requested in the comment.
2.	The disclosure in the prospectus has been revised to reflect that the offering expires at 12:00 p.m., Ashland, Kentucky time.
3.	The major assumptions that would affect the calculation of the sales agent’s compensation are already stated in the footnote (i.e., the assumption that 50% of the shares are sold in the subscription offering and 50% of the shares are sold in the direct community offering). The remaining assumptions are stated in the section of the prospectus headed “Marketing and Distribution; Compensation.” We would prefer not to take up space on the cover page restating these additional assumptions. Note, we have expanded the footnote to state the maximum sales agent compensation, assuming all shares are sold in the syndicated community offering.
4.	As requested in the comment, the graphics and maps that will appear in the prospectus are included in the Amended S-1.
5.	As noted in the prospectus, the net proceeds of the offering will range from $19.0 million to $30.1 million (the minimum and adjusted maximum of the offering range,

Securities and Exchange Commission

April 15, 2011

respectively). There will be no substantive change in the use of proceeds at any level within this range of net proceeds. We have added disclosure to this effect to the prospectus.

6.	The section has been revised and made more concise, as requested in the comment.
7.	We have reviewed the risk factors and other sections of the prospectus and have removed references to “negative assurance,” as requested in the comment.
8.	We have carefully reviewed each risk factor with management of the Company and the Bank, and are satisfied that each risk factor is appropriate and specific to the Company and the Bank. The vast majority of the risk factors include language that particularizes and quantifies the risk to the Company and the Bank. For example, the risk factor on interest rates includes data on the specific impact of interest rate movements on the Bank’s income and net portfolio value; the risk factor on adjustable-rate mortgage lending quantifies the increase of such lending by the Bank; and the risk factor on anticipated stock-based benefit plans quantifies the projected impact on the Company’s net income. As requested in the comment, however, we have supplemented the risk factors related to the weakness in the local economy, competition within the Bank’s market area, and dependence on senior management to more specifically describe the applicability of these risks to the Company and the Bank.
9.	The Company does not anticipate a material change to its financial results as a result of formalizing its internal control over financial reporting. The disclosure has been supplemented accordingly.
10.	The efficiency ratio is not required to be reported as part of the Bank’s regulatory filings. However, the Company believes the efficiency ratio is a common metric of efficiency in the financial services industry and would be useful to prospective investors. The Company has recalculated the efficiency ratio so that it is based exclusively on the GAAP measures of noninterest expense, net interest income and noninterest income (all of which appear in the income statement).
11.	As requested in the comment, the disclosure has been supplemented to indicate that the allowance for loan losses is an amount considered appropriate to cover incurred probable losses inherent in the loan portfolio. Further, as requested in the comment, the disclosure has been supplemented to identify how the Company considered fluctuations in its allowance for loan losses to total loans and the ratio of nonperforming loans to total loans in adjusting the allowance and the provision.
12.	The blank that had appeared in the prospectus relating to nonrecurring costs associated with changing data processors has now been completed.
13.

The disclosure related to the mortgage purchase program has been revised and supplemented to describe more clearly the credit enhancements provided, including the nature of representations and warranties, when they expire, and whether the Company has received any claims under these credit enhancements. We have also disclosed the estimated exposure that the Company has under these representations and warranties; note, that for the periods presented, the exposure has been estimated at zero.

Securities and Exchange Commission

April 15, 2011

Accordingly, a detailed explanation of the methodology for estimating such reserves is not warranted and would not be material. Finally, the disclosure has been supplemented to state that no claims have been presented under these credit enhancements.

14.	As of the dates presented, all loans classified as substandard were comprised of loans that were evaluated for impairment as part of a homogenous pool and, therefore, no loans were deemed to be impaired. The disclosure has been supplemented to that effect, as requested in the comment.
15.	The business backgrounds of the officers and directors have been revised to provide more specific dates of service, as requested in the comment.
16.	The attributes of board members in terms of contribution to the Company and the Bank have been supplemented, as requested in the comment.
17.	The disclosure has been supplemented, as requested in the comment.
18.	The disclosure has been supplemented, as requested in the comment.
19.	The disclosure has been supplemented, as requested in the comment.
20.	The date of the letter from Smith, Goolsby has been inserted, as requested in the comment.
21.	The disclosure has been revised to indicate that a loan is not returned to accrual status until the loan has been performing according to its contractual terms for a period of not less than six months.
22.	The disclosure has been revised as requested in the comment to indicate the model and inputs used in determining Level 2 securities’ fair values.
23.	The Amended S-1 includes exhibits that were excluded from the initial filing. Executed opinions are included in the file exhibits.
24.	The Exhibit 5 opinion has been revised as requested in the comment and re-filed.

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Securities and Exchange Commission

April 15, 2011

We trust the foregoing is responsive to the staff’s comments. Please advise the undersigned at (202) 274-2011 or Kip A. Weissman of this office at (202) 274-2029 if the staff has any further comments.

Respectfully,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

Enclosures

cc:	Gregory Dundas, Esq.
Kevin Vaughn, Accounting Branch Chief
Rebekah Lindsey, Staff Accountant
Robert S. Curtis, Co-President and Chief Executive Officer
Darryl E. Akers, Co-President and Chief Executive Officer
Kip A. Weissman, Esq.